Exhibit 99.2

Financial Statements

(Expressed in Canadian Dollars)

LEVON RESOURCES LTD.

(an exploration stage company)

for the six months ended September 30, 2006

The accompanying Financial Statements for the six months ended September 30, 2006 have not been reviewed or audited by the Company’s Auditors.

L e v o n

Resources Ltd

(An Exploration Stage Company)

INDEX

FINANCIAL STATEMENTS

Page

Balance Sheets	1

Statements of Operations and Deficit	2

Statements of Deferred Exploration	3

Statements of Cash Flows	4

Notes to Financial Statements	5 - 10

L e v o n

Resources Ltd

(An Exploration Stage Company)

BALANCE SHEETS

September 30, 2006 and March 31, 2006

	September 30, 2006	March 31, 2006
	Unaudited	Audited
Assets
Current
Cash	$469,861	$732,829
Cash, exploration funds (note 11)	242,000	1,694
Term deposits	14,500	-
Accounts receivable and prepaid expense	7,940	60,090
Investments (market value: $31,652) (note 4)	39,452	39,452
Due from related parties (note 10)	96,296	94,153
	870,049	928,218
Security Deposits (note 3)	31,412	45,912
Investment in Resource Properties (note 5)	572,578	549,051
Office Equipment (note 6)	2,644	2,938

	$1,476,683	$1,526,119

Liabilities
Current
Accounts payable and accrued liabilities	$32,555	$77,202
Due to related parties (note 7)	231,162	208,727
	263,717	285,929

Shareholders’ Equity
Capital Stock (note 8)	21,819,060	20,883,010
Subscription Receivable (note 8(g))	(30,000)	(10,000)
Paid Share Subscriptions	-	805,253
Contributed Surplus (note 9)	224,765	191,315
Deficit	(20,800,859)	(20,629,388)
	1,213,219	1,240,190
	$1,476,683	$1,526,119

Weighted average number of common shares outstanding	36,318,189	21,838,576

Approved on behalf of the Board:

s/ “Louis Wolfin”

Louis Wolfin, Director

s/ “Ron Tremblay”

Ron Tremblay, Director

L e v o n

Resources Ltd

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the Six Months Ended September 30, 2006 and 2005

Unaudited – Prepared by Management

	Second Quarter Three Months Ended September 30		Year to Date Six Months Ended September 30
	2006	2005	2006	2005
Expenses:
Amortization	$ 147	$ 202	$ 293	$ 336
Consulting and management fees	21,805	17,489	36,805	32,489
Professional fees	-	3,858	18,267	10,500
Salaries and benefits	5,240	7,505	8,767	18,168
Corporate and administrative services	7,500	6,000	12,500	10,500
Shareholder and investor communications	600	4,058	10,599	8,020
Listings, filing and transfer agent fees	10,599	11,208	17,765	14,485
Office occupancy, supplies and service	20,947	5,093	27,369	11,306
Stock based compensation	34,800	-	34,800	32,400
Travel and automotive	2,178	458	15,072	458
	(103,816)	(55,871)	(182,237)	(138,662)
Other items:
Interest income	4,773	176	10,766	173
Gain on sale of mineral property	-	-	-	33,542
Loss for the period	(99,043)	(55,695)	(171,471)	(104,947)
Deficit, beginning of period	(20,701,816)	(20,278,207)	(20,629,388)	(20,228,955)
Deficit, end of period	$(20,800,859)	$(20,333,902)	$(20,800,859)	$(20,333,902)
Loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.01)

L e v o n

Resources Ltd

(An Exploration Stage Company)

STATEMENTS OF DEFERRED EXPLORATION

September 30, 2006 and March 31, 2006

Unaudited – Prepared by Management

Expenditures on resource properties for the six months ended September 30, 2006

		Gold
	Congress	Bridge	Total

Geological and management services	$ 785	$ 0	$ 785
Consulting	2,728	5,894	8,622
Assays	1,950	0	1,950
Drafting and mapping	763	0	763
Land fees	693	0	693
Metallurgical testing	3,168	0	3,168
Prospecting	6,156	0	6,156
Permits	901	489	1,390

Total	$ 17,144	$ 6,383	$ 23,527

Expenditures on resource properties for the fiscal year ended March 31, 2006

		Gold
	Congress	Bridge	Wayside	Total

Drilling	$ 114,853	$ 1,739	$ 0	$ 116,592
Equipment rental	24,701	10,142	0	34,843
Trenching	22,709	6,105	3,855	32,669
Geological and management services	20,022	2,822	2,257	25,101
Consulting	10,733	491	0	11,224
Assays	4,975	233	2,876	8,084
Wages and benefits	4,290	2,461	100	6,851
Drafting and mapping	4,936	0	0	4,936
Metallurgical testing	4,879	0	0	4,879
Mobilization and demobilization	4,087	0	0	4,087
Assessment and filing fees	1,525	577	0	2,102
Fuel	1,325	0	0	1,325
Permits	1,085	0	0	1,085
Meals and accommodation	550	0	0	550
Administration	(2,700)	0	0	(2,700)

Total	$ 217,970	$ 24,570	$ 9,088	$ 251,628

L e v o n

Resources Ltd

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the Six Months Ended September 30, 2006 and 2005

Unaudited – Prepared by Management

Second Quarter Three Months Ended September 30		Year to Date Six Months Ended September 30
2006	2005	2006	2005

OPERATING ACTIVITIES:
Loss for the period	$ (99,043)	$ (55,695)	$ (171,471)	$ (104,947)
Items not affecting cash flows
Amortization	147	202	294	336
Stock based compensation	34,800	-	34,800	32,400
	(64,096)	(55,493)	(136,377)	(72,211)
Net change in non-cash working capital balances:
Amounts receivable and prepaid expenses	32,171	(4,126)	32,149	(13,995)
Accounts payable and accrued liabilities	(52,859)	3,353	(44,901)	(33,824)
Due to (from) related parties	10,140	(41,166)	20,294	43,249
	(10,548)	(41,939)	7,542	(4,570)
Cash provided by (used in) operating activities	(74,644)	(97,432)	(128,835)	(76,781)
FINANCING ACTIVITIES:
Issue of shares for cash, net of costs	1,500	-	129,700	-
Cash provided by (used in) financing activities	1,500	-	129,700	-
INVESTMENT ACTIVITIES:
Expenditures on the resource properties	(3,657)	(60,924)	(23,527)	(157,244)
Security deposits refunded	14,500	-	14,500	9,665
Purchase of office equipment	-	(239)	-	(1,682)
Cash provided by (used in) investment activities	10,843	(61,163)	(9,027)	(149,261)
INFLOW (OUTFLOW) OF CASH	(62,301)	(158,595)	(8,162)	(226,042)
CASH, BEGINNING OF PERIOD	788,662	184,288	734,523	251,735
CASH, END OF PERIOD	$ 726,361	$ 25,693	$ 726,361	$ 25,693

Supplemental Cash Flow Information
Interest paid	$ 9,616	$ -	$ 9,616	$ -

L e v o n

Resources Ltd

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended September 30, 2006

Unaudited – Prepared by Management

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. The Company is an exploration stage public company whose principal business activities are the exploration for and development of natural resource properties. There have been no significant revenues generated from these activities to date.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves on its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims, and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

These financial statements have been prepared based on accounting principles applicable to a going-concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At September 30 2006, the Company had working capital of $606,332 and may not be sufficient to achieve its planned business objectives. The ability of the Company to fund its commitments and ongoing operations is dependent upon the ability of the Company to obtain additional equity financing to complete the exploration and development of its mineral properties and, ultimately, the attainment of profitable operations. Failure to continue as a going-concern would require restatement of assets and liabilities on a liquidation basis, which would differ materially from the going-concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and, follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly should be read in conjunction with the annual financial statements for the year ended March 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

3.	SECURITY DEPOSITS

Security deposits are held by the Company’s bank as a condition of various reclamation permits on the Company’s mineral claims. During the period, $14,500 in security deposits was returned to the Company.

4.	INVESTMENTS
	September 30, 2006		March 31, 2006
	Number		Number
	of Shares	Amount	of Shares	Amount
Mill Bay Ventures Inc.
(market value September 30, 2006 - $24,428; March 31, 2006: $48,857)	348,978	$37,897	348,978	$37,897
Avino Silver & Gold Mines Ltd.
(market value September 30, 2006 -$7,224; March 31, 2006: $8,484)	4,200	1,554	4,200	1,554
Omega Equities Corp. at nominal value	57,000	1	57,000	1
	410,178	$39,452	410,178	$39,452

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc., have common directors with the Company.

L e v o n

Resources Ltd

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended September 30, 2006

Unaudited – Prepared by Management

5.	INVESTMENT IN RESOURCE PROPERTIES
	September 30, 2006	March 31, 2006
Congress Property, British Columbia
Balance, beginning of period	$ 305,873	$ 87,903
Expenditures in the period	17,144	217,970
Balance, end of period	323,017	305,873
Gold Bridge Claims, British Columbia
Balance, beginning of period	234,086	209,516
Expenditures in the period	6,383	24,570
Balance, end of period	240,469	234,086
Wayside Claims, British Columbia
Balance, beginning of period	9,089	1
Expenditures in the period	-	9,088
Balance, end of period	9,089	9,089
Other	3	3

Total Investment in Resource Properties	$ 572,578	$ 549,051

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex.

During the year ended March 31, 2005, with funding made available through equity financing, exploration activities recommenced with the Company incurring 100% of expenditures incurred.

(b)	Gold Bridge claims (BRX Project)

The Company owns 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. During the year ended March 31, 2006 exploration activities recommenced.

6.	OFFICE EQUIPMENT

September 30, 2006			March 31, 2006
	Accumulated			Accumulated
Cost	Amortization	Net	Cost	Amortization	Net

$ 29,168	$ 26,524	$ 2,644	$ 29,168	$ 26,230	$ 2,938

7.	DUE TO RELATED PARTIES

Amounts due to related parties, related by common management and or common directors, are non-interest bearing and without stated terms of repayment.

L e v o n

Resources Ltd

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended September 30, 2006

Unaudited – Prepared by Management

7.	DUE TO RELATED PARTIES, (continued)
	September 30, 2006	March 31, 2006

Coral Gold Resources Ltd.	$ 59,785	$ 57,347
Intermark Capital Corp.	47,125	30,625
Mill Bay Ventures Inc.	5,334	-
Oniva International Services Corp.	71,793	90,130
Wear Wolfin Designs Ltd.	47,125	30,625
	$ 231,162	$ 208,727

8.	CAPITAL STOCK

(a)	Authorized:

Effective August 28, 2006 the Company’s authorized share structure changed from 100,000,000 common shares without par value to an unlimited number of common shares without par value

(b)	Issued:
	Shares	Amount
Balance, March 31, 2005	25,760,058	$20,730,324
Share issuances:
Debt settlement at $0.10	1,526,853	152,685
Balance, March 31, 2006	27,286,911	20,883,010
Share issuances:
Private placement at $0.10 (note - 8(c))	9,550,000	955,000
Cost of share issuance	-	(21,800)
Stock option exercised at $0.10 (note -8(d)i))	15,000	1,500
Transfer of stock based compensation from Contributed Surplus on exercise of stock options (note -9).		1,350
Balance, September 30, 2006	36,851,911	$21,819,060

(c)	Private placement

During the six months ended September 30, 2006 the Company issued 9,550,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before April 12, 2007 and thereafter at price of $0.15 until April 12, 2008. The Company paid finder fees in connection with this financing of $21,800.

(d)	Stock Options

i) In the six months ended September 30, 2006 there were 15,000 options exercised at a price of $0.10 per share. The consideration paid by the stock option holder, together with the option compensation associated with the stock options of $1,350, was charged as share capital.

ii) In the six months ended September 30, 2006 the Company granted 1,000,000 stock options at an exercise price of $0.21 per share expiring on April 25, 2011. The Company charged $34,800 to operations to recognize the estimated fair value of the options granted. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%, dividend yield of 0%, expected life of 3 years and a volatility factor of 64%.

L e v o n

Resources Ltd

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended September 30, 2006

Unaudited – Prepared by Management

8.	CAPITAL STOCK (continued)

(e)	Stock Options, continued

Details of the changes in the Company's stock options at September 30, 2006 and March 31, 2006 are as follows:

	September 30, 2006		March 31, 2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options, beginning of period	2,305,000	$0.10	-	-
Exercised	(15,000)	$0.10	-	-
Granted	1,000,000	$0.21	2,305,000	$0.10

Options, end of period	3,290,000	$0.14	2,305,000	$0.10

As at September 30, 2006 and March 31, 2006, the following stock options were outstanding:

		Number of Shares
Expiry Date	Exercise Price	September 30, 2006	March 31, 2006
April 05, 2010	$ 0.10	2,290,000	2,305,000
April 25, 2011	$ 0.21	1,000,000	-
		3,290,000	2,305,000

(f)	Share purchase warrants

A summary of the status of share purchase warrants as of September 30, 2006 and March 31, 2006 and changes during the periods are presented below:

	September 30, 2006		March 31, 2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Warrants outstanding
beginning of period	5,200,000	$ 0.150	5,200,000	$ 0.150
Granted in the period	9,550,000	0.135	-	-
Warrants outstanding
end of period	14,750,000	$ 0.140	5,200,000	$ 0.150

L e v o n

Resources Ltd

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended September 30, 2006

Unaudited – Prepared by Management

8.	CAPITAL STOCK (continued)

(f)	Share purchase warrants, continued

Details of the outstanding share purchase warrants at September 30, 2006 are as follows:

Expiry Date	Exercise price per share	Number of Shares
December 31, 2006	$ 0.15	5,200,000
April 12, 2007/2008	$ 0.12/$0.15	9,550,000

(g)	Subscriptions receivable

At September 30, 2006 an amount of $20,000 (March 31, 2006: $10,000) remains outstanding for the issuance of 200,000 units at a price of $0.10 per unit in regards to a private placement disclosed in Note 8(c). Subsequent to the period the Company received payment.

9.	CONTRIBUTED SURPLUS

Summary of the contributed surplus as at September 30, 2006 and March 31, 2006 and the changes in those periods is as follows:

Balance, March 31, 2005	$ 0
Estimated fair value of 2,305,000 options granted in the year	191,315
Balance, March 31, 2006	191,315
Estimated fair value of 1,000,000 options granted in the period	34,800
Reallocation of stock-based compensation recognized previously pursuant to the exercise of stock options in the period	(1,350)
Balance, September 30, 2006	$ 224,765

10.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a)	During the six months ended September 30, 2006, the Company paid, or made provision for the future payment of, the following amounts to related parties:

(i)    $12,500 (2005: $10,500) in fees to a private company controlled by a former Director and Officer for accounting and corporate services.

(ii) $36,430 (2005: $30,000) to two private companies controlled Officers of the Company for consulting and management fees.

(iii) $3,039 (2005: $Nil) to a private company controlled by a Director of the Company for travel and other expenses.

(b)

The Company entered into a cost sharing agreement dated October 1, 1997 and amended November 1, 2003 with Oniva International Services Corp. (“Oniva”), a private company under common management, to reimburse Oniva a percentage of its overhead expenses, and reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month notice by either party.

During the six months ended September 30, 2006, a total of $33,710 (2005: $40,438) was billed to the Company for expenses and expenditures in relation to the cost sharing agreement.

L e v o n

Resources Ltd

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the Six Months Ended September 30, 2006

Unaudited – Prepared by Management

10.	RELATED PARTY TRANSACTIONS, (continued)

(c)

At September 30, 2006, $96,296 (March 31, 2006: $94,153) is due from a drilling company owned by Oniva (see note 10(b)) and includes $88,089 for drilling services to be rendered and accrued interest of $8,207. Subsequent to the September 30, 2006 the Company received full payment.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

11.	EXPLORATION FUNDS

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration. The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures (“CEE”) under Canadian income tax legislation.

During fiscal 2005, the Company raised $520,000 from the issue of flow-through shares and renounced this amount to flow-through shareholders. During the six months ended September 30, 2006 the Company amended the amount renounced to $278,000. At September 30, 2006 the amount of flow-through proceeds remaining to be incurred by the Company on CEE is $242,000.

12.	SUBSEQUENT EVENTS

On October 2, 2006 the Company granted 275,000 stock options exercisable at $0.10 per share until October 1, 2011.

On November 4, 2006 the entered into a corporate communications services agreement with Investor Relations Group Inc., a European communications firm to provide investor communication services in Europe. The Company has agreed to pay $2,000 per month for 12 months.

On November 17, 2006 the Company completed a private placement involving the issuance of 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one flow-through common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before November 17, 2007 and thereafter at price of $0.15 until November 17, 2008.

13.	COMPARATIVE FIGURES

Certain of the comparative figures are reclassified to conform to the current period presentation.